SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)(1)


                                 telcoBlue Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, par value $0.001 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   87920T 10 0
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                  Ron McIntyre
                         Suite 610 - 111 Melville Street
                          Vancouver, BC, CANADA V6E 3V6
--------------------------------------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
                              AND COMMUNICATIONS)

                                  JUNE 16, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------                                        --------------------------------------

CUSIP No.    879120T 10 0                                                                    Page 2 of 5
             ------------
----------------------------------------                                        --------------------------------------


----------------------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          inCall Systems, Inc.               IRS Employer Identification No. 91-1932068

--------- ------------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A GROUP*                                                       (a) [ ]
                                                                                                      (b) [ ]

          INAPPLICABLE
--------- ------------------------------------------------------------------------------------------------------------
3. SEC USE ONLY



--------- ------------------------------------------------------------------------------------------------------------
4. SOURCES OF FUNDS

          WC
--------- ------------------------------------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)               [ ]



--------- ------------------------------------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE, USA
----------------------------------------------------------------------------------------------------------------------
    NUMBER OF       7.    SOLE VOTING POWER              9,050,000
      SHARES        ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER            0
     OWNED BY       ----- --------------------------------------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER         9,050,000
    REPORTING       ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER       0
----------------------------------------------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,050,000
--------- ------------------------------------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *                              [ ]

--------- ------------------------------------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                 18.43%
--------- ------------------------------------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

          CO
----------------------------------------------------------------------------------------------------------------------
                                                * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                     ---------------------------

CUSIP No.    87920T 10 0                                Page 3 of 5 Pages
             -----------
--------------------------------                     ---------------------------


ITEM 1  SECURITY AND ISSUER
------  -------------------

         Title of Class of Securities
         ----------------------------

                  Common stock, $.001 par value per share (the "Common Stock")


         Name and Address of Issuer
         --------------------------

                  telcoBlue (f/k/a Wave Power Net Inc.), a Delaware corporation
                    (the "Company")
                  with principal executive offices located at Suite 610, 1111 Melville Street Vancouver, BC, CANADA V6E 3V6



ITEM 2  IDENTITY AND BACKGROUND
------  -----------------------

(a), (b) and (c). This statement on Schedule 13D is being filed by inCall Systems, Inc., a Nevada corporation. The address of inCall Systems, Inc. is Suite 500, 388 Market Street, San Francisco, California, USA 94111. inCall Systems, Inc. is primarily in the business of developing, maintaining and licensing computer software and services related to the Customer Relations Management (CRM) industry. The directors and executive officers of inCall Systems, Inc., their business address and their principal occupation or employment are set forth on Annex A attached to this schedule 13D.

(d) During the last 5 years, none of the Reporting Persons or, to the knowledge or belief of the Reporting Persons, none of the natural persons identified in this Item 2 have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) On September 3, 1998, the British Columbia Securities Commission fined Mr. Crimeni $10,000 Cdn for failing to disclose in a regulatory filing a pending criminal proceeding involving the improper storage of a firearm. As a result of this action, Mr. Crimeni agreed to resign any position he held as a director or officer of a reporting issuer in British Columbia, to not serve as a director or officer of any reporting issuer in British Columbia and to not engage in any investor relations activities until December 4, 1999. Mr. Crimeni completed an educational program relating to securities and is now eligible to serve as a director or executive officer of a British Columbia reporting issuer.

(f) Each natural person identified in this Item 2 is a citizen of Canada.


ITEM: 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
-------  -------------------------------------------------

In August, 2002, inCall Systems, Inc.'s wholly owned subsidiary, Vocalscape Networks Inc. ("Vocalscape"), entered into a distribution agreement with Better Call Home, Inc. ("BCH") a Nevada corporation. Under terms of the agreement, ninety-two and five tenths percent (92.5%) of the outstanding shares of BCH's common stock was transferred to Vocalscape Networks Inc. in exchange for the right to distribute Vocalscape products. In consideration for such rights, Vocalscape was to receive good and marketable title to seventeen point five percent (17.5%) of BCH's issued and outstanding common stock free of all encumbrances whatsoever. Vocalscape Networks Inc. received 4,800,000 shares of Common Stock of telcoBlue, Inc. in September 2002 in exchange for the seventeen point five percent (17.5%) of BCH's issued and outstanding common stock.

In May 2003, the telcoBlue, Inc. Board of Directors approved the issuance of 4,250,000 shares of telcoBlue, Inc. Common Stock, delivered in June 2003, to inCall Systems, Inc. for payment of $75,000 owed to inCall Systems, Inc.'s wholly owned subsidiary Vocalscape Networks Inc. under its management agreement with telcoBlue, Inc., plus $30,868 for out of pocket expenses paid on behalf of telcoBlue, Inc. and $64,233 for lost stock proceeds because of telcoBlue, Inc.'s failure to file an SB-2 within two months of the reorganization as required by the plan of reorganization agreement.

--------------------------------                     ---------------------------

CUSIP No.    87920T 10 0                                Page 4 of 5 Pages
             -----------
--------------------------------                     ---------------------------

Item 4.  PURPOSE OF TRANSACTION
-------  ----------------------

inCall Systems, Inc. acquired the shares in connection with a software licensing agreement and an on going management agreement with telcoBlue, Inc.


inCall Systems, Inc. has no plans to engage in any transactions described in Paragraphs (a) through (j) of this Item 4. Any decision by inCall Systems, Inc. in the future to acquire or dispose of equity in the Company, will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.


--------------------------------------------------------------------------------
Item 5. INTEREST IN SECURITIES

(a) As of the date hereof, inCall Systems, Inc. beneficially owns 9,050,000 shares of the Company's Common Stock. The 9,050,000 shares owned by inCall Systems, Inc. represented 18.43 % of the 49,099,400 shares of Common Stock that the Company had outstanding on June 16, 2003, according to information provided by Ron McIntyre, CEO of telcoBlue, Inc.

(b) Number of shares as to which inCall Systems, Inc. has: sole power to vote or direct the vote: 9,050,000 shared power to vote or direct the vote: 0 sole power to dispose or direct the disposition: 9,050,000 shared power to dispose or direct the disposition: 0

(c) Other than the transactions set forth herein, inCall Systems, Inc. has not engaged in any transactions in the Common Stock within the past 60 days; (d) Not applicable; (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

inCall Systems, Inc. no longer has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company. Item 7. Material to be filed as Exhibits None.

                                    SIGNATURE
                                    ---------

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.
                              inCall Systems, Inc.

 ate:     June 16, 2003        /s/ Marc Crimeni
                               ----------------------------------------
                                   Marc Crimeni, Director, CEO

                              inCall Systems, Inc.

 ate:     June 16, 2003        /s/ Robert Harris
                               --------------------------
                                   Robert Harris, Secretary Treasurer, Director

--------------------------------                     ---------------------------

CUSIP No.    87920T 10 0                                Page 5 of 5 Pages
             -----------
--------------------------------                     ---------------------------



                                     Annex A

                        Directors and Executive Officers

The names of the directors and executive officers of inCall Systems, Inc. and their business address and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o inCall Systems, Inc. Suite 500, 388 Market Street, San Francisco, California, USA 94111.

Marc Crimeni                                  CEO, President, Director

Robert Harris                                 Secretary Treasurer, Director